File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2006

(Filed October 25, 2006)

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain Zozaya 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 107(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes [ ] No [ X ]

CONTENTS

Documents Attached:

* Information dated October 25, 2006

Vitro Reports Highest EBITDA ever

San Pedro Garza Garcia, Nuevo Leon, Mexico - October 25, 2006 - Vitro S.A. de C.V. (BMV: VITROA; NYSE: VTO) one of the world's largest producers and distributors of glass products, today announced 3Q'06 unaudited results. Year over year consolidated sales increased 7.9 percent and EBITDA rose 10.6 percent. The consolidated EBITDA margin was up 40 basis points to 16.9 percent for the quarter. Excluding the divestiture of Quimica M in March 2006 and the acquisition of Vidrios Panamenos (VIPASA) in April 2006, consolidated sales rose 8.0 percent and consolidated EBITDA also excluding the effect ot the flat glass inventory reduction increased 13.4 percent year over year.

Alvaro Rodriguez, Chief Financial Officer, commented "This was a very solid quarter from both an operational and a financial standpoint. We achieved the all-time highest comparable consolidated EBITDA and reported the lowest comparable total gross debt level."

Mr. Rodriguez continued, "We expected for things to start to slowdown at Glass Containers, but our very strong management team has continued to report outstanding results, with sales up 16 percent and EBITDA up 18 percent. In fact, comparable EBITDA was at an all-time high for a third quarter.

"Trends at Flat Glass also remain very positive, with the business unit reporting the highest third quarter EBITDA since 3Q04. On a comparable basis, sales rose 2.3 percent and EBITDA, excluding the effect of the inventory reduction, rose 12 percent for the quarter and 31 percent for the first nine months."

"We continued to make progress with our strategy to reduce holding company debt. Year over year, we lowered gross debt at the holding company level by US$103 million and consolidated gross debt by US$231 million to US$1.209 billion, the lowest level ever on a comparable basis. In addition, consolidated net debt declined by US$88 million during the same period. We also made headway with the sale of real estate. At the beginning of the year we said we would close US$40 million in real estate sales and I am pleased to report that so far we have exceeded our target and closed real estate sales for a total of US$43 million. As part of this process we have sold one of the buildings from our corporate headquarters complex, which once again proves that there are no sacred cows at Vitro" commented Mr. Rodriguez.

We continue to focus and strengthen our core businesses by assuming full control of Vitro Flex. In relation to this transaction Hugo Lara, President of the Flat Glass business unit, commented "On September 29, 2006 Vitro assumed 100 percent control of Vitro Flex, ending its joint venture agreement. This transaction provides Vitro Plan with the required flexibility to optimize its auto-safety glass manufacturing system. We intend to use this additional capacity to complement Vitro Automotriz, Vitro Plan's largest auto-glass subsidiary, and to further expand our business and strengthen our relationship with our customers."

Mr. Rodriguez closed "We continue to deliver on the financial plan established during mid-2005 to move Vitro forward to become a company with lower cost of capital, long term funds, higher cash flow generation and a solid path to growth. In fact, this quarter we launched a US$50 million rights offering that is being subscribed by current shareholders who strongly support our strategy, demonstrating their confidence in our future."

FINANCIAL HIGHLIGHTS*
	3Q'06	3Q'05	% Change
Consolidated Net Sales	621	576	7.9%
Flat Glass	286	287	-0.1%
Glass Containers	326	281	15.8%
Cost of Sales	446	410	8.8%
Gross Income	175	165	5.6%
Gross Margins	28.1%	28.7%	-0.6 pp
SG&A	118	114	3.4%
SG&A % of sales	19.0%	19.8%	-0.8 pp
EBIT	57	52	10.2%
EBIT Margins	9.2%	9.0%	0.2 pp
EBITDA	105	95	10.6%
Flat Glass	29	29	-1.6%
Glass Containers	75	63	18.3%
EBITDA Margins	16.9%	16.5%	0.4 pp
Net Income	14	(10)	-
Net Income Margins	2.2%	-1.7%	+390 bps
Total Debt	1,209	1,440	-16.1%
Short Term Debt	492	302	62.7%
Long Term Debt	717	1,138	-37.0%
Average life of debt	3.5	3.9

Cash & Cash Equivalents(1)	77	220	-65.2%
* Million US$ Nominal
(1) Cash & Cash Equivalents include restricted cash which corresponded to cash collateralizing debt and derivatives instruments accounted for in other current and other long-term assets.

All figures provided in this announcement are in accordance with Generally Accepted Accounting Principles in Mexico, except otherwise indicated. Dollar figures are in nominal US dollars and are obtained by dividing nominal pesos for each month by the end of month fix exchange rate published by Banco de Mexico. In the case of the Balance Sheet, US dollar translations are made at the fix exchange rate as of the end of the period. Certain amounts may not sum due to rounding. All figures and comparisons are in USD terms, unless otherwise stated, and may differ from the peso amounts due to the difference between inflation and exchange rates.

This announcement contains historical information, certain management’s expectations and other forward-looking information regarding Vitro, S.A. de C.V. and its Subsidiaries (collectively the “Company”). While the Company believes that these management’s expectations and forward looking statements are based on reasonable assumptions, all such statements reflect the current views of the Company with respect to future events and are subject to certain risks and uncertainties that could cause actual results to differ materially from those contemplated in this report. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic, political, governmental and business conditions worldwide and in such markets in which the Company does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the growth or reduction of the markets and segments where the Company sells its products, changes in raw material prices, changes in energy prices, particularly gas, changes in the business strategy, and other factors. Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. The Company does not assume any obligation, to and will not update these forward-looking statements. The assumptions, risks and uncertainties relating to the forward-looking statements in this report include those described in the Company’s annual report in form 20-F file with the U.S. Securities and Exchange Commission, and in the Company’s other filings with the Mexican Comisión Nacional Bancaria y de Valores.

	Sep-05	Sep-06
Inflation in Mexico
Quarter	0.9%	1.6%
LTM	3.5%	3.9%
Inflation in USA
Quarter	1.0%	0.7%
LTM	3.6%	3.8%
Exchange Rate
Closing	10.7907	10.9935
Devaluation
Quarter	0.1%	-2.5%
LTM	-5.2%	1.9%

Vitro, S.A. de C.V. (NYSE: VTO; BMV: VITROA), through its subsidiary companies, is one of the world's leading glass producers. Vitro is a major participant in two principal businesses: flat glass and glass containers. Its subsidiaries serve multiple product markets, including construction and automotive glass; food and beverage, wine, liquor, cosmetics and pharmaceutical glass containers. Vitro also produces raw materials and equipment and capital goods for industrial use, which are vertically integrated in the Glass Containers business unit. Founded in 1909 in Monterrey, Mexico-based Vitro has joint ventures with major world-class partners and industry leaders that provide its subsidiaries with access to international markets, distribution channels and state-of-the-art technology. Vitro's subsidiaries have facilities and distribution centers in eight countries, located in North, Central and South America, and Europe, and export to more than 45 countries worldwide. For further information, please visit our website at:  http://www.vitro.com

Third Quarter 2006 results

Conference Call and Web cast

Thursday, October 26, 2006

11:00 AM U.S. EST - 10:00 A.M. U.S. CST (Monterrey time)

A live web cast of the conference call will be available to investors and the media at  http://www.vitro.com through the end of the day on November 24, 2006. For inquiries regarding the conference call, please contact Michael Fehle of Breakstone Group via telephone at (646) 452-2336, or via email at mfehle@breakstone-group.com.

For further information, please contact:

Media Albert Chico Vitro, S. A. de C.V. + (52) 81-8863-1335 achico@vitro.com	Investor Relations Adrian Meouchi/Angel Estrada Vitro S.A. de C.V. + (52) 81-8863-1350 / 1219 ameouchi@vitro.com aestradag@vitro.com	U.S. agency Susan Borinelli / Michael Fehle Breakstone Group (646) 452-2336 sborinelli@breakstone-group.com mfehle@breakstone-group.com

DETAILED FINANCIAL INFORMATION FOLLOWS:

Consolidated Results
Sales
EBIT and EBITDA
Consolidated Financing Cost
Taxes
Consolidated Net Income
Capital Expenditures
Consolidated Financial Position
Cash Flow
Key Developments
Flat Glass
Glass Containers
Consolidated Financial Statements
Segmented Information
VENAs Consolidated Financial Statements

Consolidated Results

3Q06 Highlights
US$ Million
	SALES				EBITDA				TOTAL DEBT [4]			INTER COMPANY DEBT		DEBT WITH THIRD PARTIES			CASH & CASH EQUIVALENTS [3]
	%	3Q06 $	3Q05 $	YoY Change %	%	3Q06 $	3Q05 $	YoY Change %	3Q06 $	3Q05 $	YoY Change %	3Q06 $	3Q05 $	3Q06 $	3Q05 $	YoY Change %	3Q06 $	3Q05 $	YoY Change %
FLAT GLASS	46	286	287	-0.1	28	29	29	-1.6	380	402	-5.6	296	149	84	253	-66.8	17	55	-68.3
G. CONTAINERS	52	326	281	15.8	71	75	63	18.3	560	571	-2.0	-59	-7	619	578	7.0	42	141	-70.5
HOLDING[1,2]	1	9	8	16.1	1	1	2	-49.3	269	467	-42.4	-236	-142	506	609	-17.0	18	24	-27.1
TOTAL	100	621	576	7.9	100	105	95	10.6	1209	1440	-16.1			1209	1440	-16.1	77	220	-65.2
	[1] Sales for the Holding Co. represent only third party revenues.
	[2] Holding includes all corporate companies
	[3] Cash & Cash Equivalents include restricted cash which corresponded to cash collateralizing debt and derivatives instruments
	accounted for in other current and other long-term assets.
	[4] Crisas' debt is not included prior to 2Q'06 as it was considered a Discontinued Operation.

Sales

Consolidated net sales for 3Q'06 increased 7.9 percent YoY to US$621 million and 8.9 percent to US$2,357 million for LTM 2006. Glass Containers sales for the quarter rose YoY by 15.8 percent while Flat Glass sales remained flat over the same time period.

During the quarter domestic and foreign subsidiaries' sales grew 15.5 percent and 16.0 percent YoY respectively. Export sales decreased 13.2 percent during the same period.

On a comparable basis, excluding the divestiture of Quimica M in March 2006 and the acquisition of Vidrios Panamenos (VIPASA) in April 2006, consolidated net sales for the quarter rose 8.0 percent YoY.

Table 1: Total Sales
Table 1
Sales
(Million)
			YoY%			YoY%	LTM		YoY%
	3Q'06	3Q'05	Change	9M'06	9M'05	Change	2006	2005	Change

Constant Pesos
Total Consolidated Sales	6,839	6,529	4.7	19,916	18,966	5.0	26,224	25,083	4.5

Flat Glass	3,152	3,269	(3.6)	9,652	9,643	0.1	12,958	12,810	1.2
Glass Containers	3,588	3,174	13.0	9,977	8,935	11.7	12,877	11,660	10.4
			--			--			--
Domestic Sales	2,986	2,659	12.3	8,442	7,677	10.0	11,111	10,343	7.4
Export Sales	1,493	1,765	(15.4)	4,738	5,152	(8.0)	6,297	6,612	(4.8)
Foreign Subsidiaries	2,361	2,106	12.1	6,736	6,137	9.8	8,816	8,127	8.5

Nominal Dollars
Total Consolidated Sales	621	576	7.9	1,793	1,648	8.8	2,357	2,164	8.9

Flat Glass	286	287	(0.1)	868	836	3.8	1,162	1,105	5.1
Glass Containers	326	281	15.8	899	778	15.5	1,160	1,007	15.3
			--			--			--
Domestic Sales	275	238	15.5	766	672	14.0	1,010	894	13.0
Export Sales	135	156	(13.2)	427	448	(4.7)	567	571	(0.6)
Foreign Subsidiaries	210	181	16.0	600	528	13.6	780	700	11.5

% Foreign Currency Sales* / Total Sales	56%	59%	-2.9 pp	57.0%	59.2%	-2.2 pp	57%	59%	-1.6 pp
% Export Sales / Total Sales	22%	27%	-5.3 pp	23.8%	27.2%	-3.4 pp	24%	26%	-2.4 pp
* Exports + Foreign Subsidiaries

EBIT and EBITDA

Consolidated EBIT for the quarter increased 10.2 percent YoY to US$57 million from US$52 million last year. EBIT margin increased 0.2 percentage points to 9.2 percent. For LTM 2006, EBIT margin increased 1.2 percentage points to 7.5 percent.

EBIT for the quarter at Glass Containers increased by 21.8 percent YoY, while at Flat Glass EBIT decreased 12.7 percent. On a comparable basis, Glass Containers EBIT, excluding VIPASA, increased 19.7 percent YoY while Flat Glass EBIT, excluding Quimica M, decreased 5.0 percent YoY.

Consolidated EBITDA for the quarter increased 10.6 percent to US$105 million from US$95 million in 3Q'05. The EBITDA margin increased 0.4 percentage points YoY to 16.9 percent. On a comparable basis, excluding the divestiture of Quimica M and the acquisition of VIPASA, consolidated EBITDA for the quarter increased 11.3 percent YoY. For LTM 2006, consolidated EBITDA increased 12.9 percent to US$368 million from US$326 million in LTM 2005.

During the quarter, EBITDA decreased 1.6 percent YoY at Flat Glass. EBITDA at Glass Containers rose 18.3 percent. On a comparable basis, excluding Quimica M, EBITDA for Flat Glass during the quarter increased 4.8 percent YoY while EBITDA for Glass Containers, excluding VIPASA, increased 16.1 percent YoY. Glass Containers was the major EBITDA contributor for the quarter.

The Company's expense reduction effort continued to benefit results during this quarter, SG&A was reduced by 0.8 percent compared with 3Q'05.

Table 2: EBIT and EBITDA
Table 2
EBIT and EBITDA
(Million)
			YoY%			YoY%	LTM		YoY%
	3Q'06	3Q'05	Change	9M'06	9M'05	Change	2006	2005	Change

Constant Pesos
Consolidated EBIT	626	583	7.4	1,505	1,270	18.5	1,973	1,558	26.6
Margin	9.2%	8.9%	0.3 pp	7.6%	6.7%	0.9 pp	7.5%	6.2%	1.3 pp

Flat Glass	141	169	(16.5)	266	299	(11.1)	441	556	(20.7)
Glass Containers	506	424	19.4	1,294	998	29.6	1,562	1,148	36.1

Consolidated EBITDA	1,154	1,068	8.1	3,078	2,813	9.4	4,086	3,769	8.4
Margin	16.9%	16.4%	0.5 pp	15.5%	14.8%	0.7 pp	15.6%	15.0%	0.6 pp

Flat Glass	317	333	(4.8)	779	824	(5.6)	1,116	1,278	(12.6)
Glass Containers	825	711	16.1	2,258	1,908	18.4	2,862	2,478	15.5

Nominal Dollars
Consolidated EBIT	57	52	10.2	135	111	21.4	177	136	30.5
Margin	9.2%	9.0%	0.2 pp	7.5%	6.7%	0.8 pp	7.5%	6.3%	1.2 pp

Flat Glass	13	15	(12.7)	24	26	(8.7)	39	48	(18.0)
Glass Containers	46	38	21.8	116	87	32.7	140	100	40.4

Consolidated EBITDA	105	95	10.6	277	245	12.9	368	326	12.9
Margin	16.9%	16.5%	0.4 pp	15.5%	14.9%	0.6 pp	15.6%	15.1%	0.5 pp

Flat Glass	29	29	(1.6)	70	72	(2.2)	100	110	(9.0)
Glass Containers	75	63	18.3	203	167	21.9	258	214	20.3

Consolidated Financing Cost

Consolidated financing costs for the quarter decreased to US$23 million compared with US$38 million during 3Q'05. This was primarily driven by a non-cash foreign exchange gain of US$18 million compared to a non-cash foreign exchange loss of US$5 million in 3Q'05. During 3Q'06 the Mexican Peso appreciated by 2.5 percent compared with a 0.1 percent depreciation in 3Q'05. This effect more than offset an increase in other financial expenses driven mainly by the negative value in derivatives transactions.

In addition, a higher monetary position gain coupled with an increase in interest income more than offset a slight increase in interest expense.

On an LTM basis, total consolidated financing cost increased to US$205 million from US$108 million due to a non-cash foreign exchange loss of US$14 million compared with a non-cash foreign-exchange gain of US$35 million in the same period last year and an increase in other financial expenses driven mainly by the negative value in derivative transactions.

Table 3: Total Financing Cost
Table 3
Total Financing Cost
(Million)
			YoY%			YoY%	LTM		YoY%
	3Q'06	3Q'05	Change	9M'06	9M'05	Change	2006	2005	Change

Constant Pesos
Interest Expense	452	432	4.6	1,339	1,406	(4.8)	1,824	1,865	(2.2)
Interest Income	(38)	(6)	548.7	(90)	(104)	(13.3)	(149)	(142)	5.4
Other Financial Expenses (Gain)*	206	67	206.4	686	326	110.8	881	459	92.1
Foreign Exchange Loss (Gain)	(204)	64	--	316	(248)	--	168	(402)	--
Monetary Position (Gain)	(169)	(131)	28.3	(287)	(278)	3.1	(440)	(524)	(16.0)
Total Financing Cost (Gain)	248	425	(41.8)	1,964	1,101	78.3	2,284	1,255	81.9

Nominal Dollars
Interest Expense	41	39	6.5	121	122	(1.0)	165	160	2.9
Interest Income	(3)	(1)	587.3	(8)	(9)	(8.0)	(14)	(12)	13.0
Other Financial Expenses (Gain)*	19	6	213.0	62	28	121.1	80	39	104.0
Foreign Exchange Loss (Gain)	(18)	5	--	27	(22)	--	14	(35)	--
Monetary Position (Gain)	(15)	(12)	30.4	(26)	(24)	8.6	(40)	(45)	(9.7)
Total Financing Cost (Gain)	23	38	(40.1)	176	95	85.1	205	108	90.8
* Includes effect of bulletin C-10 (derivative transactions) and interest related to factoring transactions

Taxes

Total Taxes and PSW (Profit Sharing to Workers) increased from an expense of US$8 million in 3Q'05 to an expense of US$22 million for this quarter. This increase, which does not represent a cash outflow, was derived mainly from the reduction of fixed assets tax depreciation which generates a higher taxable income. During 3Q'06 the higher taxable income was amortized against net operating tax losses from previous years. For the first nine months in 2005 there was a benefit due to the recognition of the tax basis of certain assets of some foreign subsidiaries subject to be repatriated.

Table 4: Taxes and Profit Sharing to Workers
Table 4
Taxes and Profit Sharing to Workers
(Million)
			YoY%			YoY%	LTM		YoY%
	3Q'06	3Q'05	Change	9M'06	9M'05	Change	2006	2005	Change

Constant Pesos
Accrued Income Tax	26	87	(70.7)	158	131	19.9	137	(42)	--
Deferred Income Tax (gain)	213	(9)	--	198	(621)	--	218	(642)	--
Total Income Tax	238	78	205.0	356	(490)	--	355	(685)	--
Profit Sharing to Workers	5	6	(17.7)	27	49	(45.6)	26	83	(69.2)
Total Taxes and PSW	243	84	189.2	383	(440)	--	380	(602)	--

Nominal Dollars
Accrued Income Tax	2	8	(69.5)	14	11	25.4	12	(4)	--
Deferred Income Tax (gain)	19	(1)	--	19	(54)	--	20	(56)	--
Total Income Tax	22	7	210.7	32	(43)	--	32	(59)	--
Profit Sharing to Workers	0	1	(17.5)	2	4	(43.0)	2	7	(67.7)
Total Taxes and PSW	22	8	194.3	35	(39)	--	34	(52)	--

Consolidated Net Income

During the quarter the Company recorded a consolidated net income of US$14 million compared to a net loss of US$10 million during the same quarter last year. This variation is mainly a result of a decline in financing costs due to a non-cash foreign exchange gain compared with an non-cash foreign exchange loss in 3Q'05 as well as a US$57 million EBIT during the quarter compared with US$52 million in same quarter last year. The above mentioned factors more than offset higher income taxes and PSW.

Consolidated Net Income
(million dollars)
57
-23
-3
-22
4
14
EBIT
Total Financing Cost
Other Expenses
Taxes & PSW
Income on disposal of Disc. Operations.
Consolidated Net Income

Capital Expenditures (CAPEX)

Capital expenditures for the quarter totaled US$24 million, compared with US$26 million in 3Q'05. Flat Glass accounted for 21 percent and was mainly invested in the final stage of the VF1 furnace repair and in maintenance. Glass Containers represented 77 percent of total Capex consumption and included investment in major furnace repairs, inspection equipment and maintenance.

Consolidated Financial Position

Consolidated gross debt as of September 30 2006 totaled US$1,209 million, a QoQ decrease of US$88 million.

Net debt, which is calculated by deducting cash and cash equivalents as well as restricted cash accounted for in other current assets, decreased QoQ by US$17 million to US$1,132. On a YoY comparison, net debt decreased US$88 million.

As of 3Q'06, the Company had a cash balance of US$77 million, of which US$71 million was recorded as cash and cash equivalents and US$6 million was classified as other current assets. The US$6 million is restricted cash, which corresponds to cash collateralizing derivative instruments - US$1 million was recorded at Glass Containers and US$5 at the holding company.

Table 5
Debt Indicators
(Million dollars; except as indicated)

	3Q'06	2Q'06	1Q'06	4Q'05	3Q'05

Interest Coverage
(EBITDA/ Total Net Financial Exp.) (Times) LTM	1.6	1.6	1.6	1.7	1.7

Leverage
(Total Debt / EBITDA) (Times) LTM	3.3	3.8	4.0	4.0	4.3
(Total Net Debt / EBITDA) (Times) LTM	3.1	3.3	3.6	3.5	3.7

Total Debt(1)	1,209	1,297	1,354	1,383	1,440
Short-Term Debt(2)	492	580	460	310	302
Long-Term Debt	717	717	894	1,073	1,138

Cash and Equivalents(3)	77	148	132	165	220
Total Net Debt	1,132	1,149	1,222	1,218	1,220

Currency Mix (%) dlls&Euros/Pesos / UDI's	90/6/4	90/7/3	87/7/7	85/8/7	85/8/7
(1) Crisas' debt is not included prior to 2Q'06 as it was considered a Discontinued Operation
(2) Short term debt includes current maturities of long-term debt.
(3) Cash & Cash Equivalents include restricted cash which corresponded to cash collateralizing long term debt and derivatives instruments accounted for in current and other long term assets.

Debt Profile as of September 30,2006:

Fixed Rate
Floating Rate +
Fixed spread
Mkt
Conditions
Rate
71%
25%
4%
Dollars
Pesos
UDI
Euros
Currency
89%
6%
4%
2%
Short
Term
Current maturities of LT Debt
Long Term
Maturity
19%
21%
59%
Banks
Market
Source
12%
88%

  The Company's average life of debt as of 3Q'06 was 3.5 years compared with 3.9 years for 3Q'05.

  Short term debt as of September 30, 2006, decreased by US$62 million to 41 percent as a percentage of total debt, compared with 43 percent in 2Q'06. These amounts include current maturities of long-term debt.

  As of September 30, 2006 Vitro had an aggregate of US$136 million in off-balance sheet financing related to sales of receivables and receivable securitization programs. Flat Glass recorded US$71 million and Glass Containers recorded US$65 million.

  44 percent of total short-term debt maturities are at the Holding Co. level.

  Revolving and other short-term debt, including trade-related debt, accounted for 47 percent of total short-term debt. This type of debt is usually renewed within 28 to 180 days.

  Current maturities of long-term debt, including current maturities of market debt, decreased by US$158 million to US$259 million from US$417 as of June 30, 2006, and as of 3Q'06 represented 53 percent of total short term debt.

  Approximately 43 percent of debt maturities due in the remainder of 2006 are at the operating subsidiaries level.

  Market maturities during 2006 include medium-term notes denominated in UDI's. Maturities for 2007 include the Senior Notes at the Holding Company level, Vena's Euro Commercial Paper Programs, Vitro Plan's Syndicated Loan and Credit Facilities at the subsidiary level.

  Market maturities from 2008 and thereafter include the Senior Notes due in 2011 at VENA, the 2010 Secured Term Loan at VENA, long-term "Certificados Bursatiles" and the Senior Notes due in 2013 at the Holding Company level.

Cash Flow

Net free cash flow for the quarter decreased to US$10 million compared to US$30 million in 3Q'05. This was principally the result of higher Net Interest Expense and higher working capital needs in 3Q'06, and was partially offset by  higher EBITDA and lower capex.

On an LTM basis, the Company recorded a free cash flow of US$33 million compared to a negative US$7 million during the same period last year. Higher EBITDA as well as lower capex needs more than compensated for the higher net interest expense.

Table 6: Cash Flow Analysis
Table 6
Cash Flow from Operations Analysis(1)
(Million)
			YoY%			YoY%	LTM		YoY%
	3Q'06	3Q'05	Change	9M'06	9M'05	Change	2006	2005	Change

Constant Pesos
EBITDA	1,154	1,068	8.1	3,078	2,813	9.4	4,086	3,769	8.4
Net Interest Expense(2)	(405)	(446)	(9.3)	(1,397)	(1,486)	(6.0)	(1,900)	(1,937)	(1.9)
Capex	(265)	(286)	(7.5)	(788)	(761)	3.5	(1,073)	(1,417)	(24.3)
Working Capital(3)	(77)	190	--	(204)	135	--	27	134	(79.6)
Dividends	(11)	(21)	(48.1)	(153)	(178)	(13.9)	(159)	(242)	(34.5)
Cash Taxes (paid) recovered	(84)	(48)	73.9	(124)	(254)	(51.2)	(253)	(287)	(11.9)
Net Free Cash Flow	313	456	(31.3)	413	269	53.6	729	20	3,624.3

Nominal Dollars
EBITDA	105	95	10.6	277	245	12.9	368	326	12.9
Net Interest Expense(2)	(55)	(49)	11.0	(151)	(139)	9.0	(199)	(176)	12.6
Capex	(24)	(26)	(5.8)	(74)	(67)	11.4	(100)	(122)	(18.0)
Working Capital(3)	(7)	17	-	(22)	13	--	(0)	13	--
Dividends	(1)	(2)	(43.9)	(13)	(15)	(12.4)	(14)	(21)	(34.5)
Cash Taxes (paid) recovered	(8)	(4)	74.7	(11)	(22)	(51.5)	(23)	(25)	(9.5)
Net Free Cash Flow	10	30	(66.5)	6	15	(61.5)	32	(6)	--
(1) This statement is a Cash Flow statement and it does not represent a Statement of Changes in Financial Position according with the Mexican GAAP
(2) Includes derivative transactions, and other financial expenses and products.
(3) Includes: Clients, inventories, suppliers, other current assets and liabilities, IVA (Value Added Tax) and ISCAS taxes (Salary Special Tax)

Key Developments

Vitro Plan takes full control of Vitro Flex

On September 29, 2006 Vitro Plan, S.A. de C.V. ("Vitro Plan"), Vitro's flat glass division, and Visteon ended their Joint Venture agreement in Vitro Flex, S.A. de C.V. ("Vitro Flex"). Vitro Plan is now the sole owner of Vitro Flex. Vitro Flex was a joint venture formed in 1979 with Fairlane Holdings ("Fairlane"), a Visteon affiliate. With sales of US$79 million for the last twelve months ended June 30, 2006, Vitro Flex manufactured tempered and laminated glass for use in Ford vehicles. Fairlane will receive US$ 9.4 million for the 38 percent stake in Vitro Flex. An initial payment of US$ 2.0 million was made on September 29, 2006, which will be followed by four annual payments of US$1.85 million, starting on September 30, 2007. The transaction will be funded by Vitro Flex with cash from operations. During the life of the joint venture, Visteon acted as the intermediary between Vitro Flex and Ford. Vitro Flex together with Vitro Automotriz (VAU) will now directly manage their relationship with Ford and will serve all Vitro's automotive customers. Under the prior structure, contractual restrictions limited its ability to use excess capacity for non Ford volumes. Recognized for its outstanding quality, Vitro Flex is an Ibero-American Quality Award recipient, among other awards.

Hugo Lara, President of the Flat Glass business unit, commented "This transaction provides Vitro Plan with the flexibility to optimize its Auto Safety-Glass manufacturing system. In 2005 alone we won 15 new OEM platforms which will keep us at near 100-percent capacity utilization until 2011 in our VAU plants. With year-over-year sales to Original Equipment Manufacturers (OEMs) up 42 percent over the last nine months, we believe that this transaction comes at the right time. We intend to use this additional capacity in our automotive operations to continue supplying the growing needs of our OEM clients" Mr. Lara continued "By having Vitro Automotriz, Vitro Plan's largest auto-glass subsidiary, and Vitro Flex working together under the same umbrella, we shall be able to further expand our business and strengthen our relationship with all of our customers."

This transaction was done by means of Visteon's right to withdraw its equity participation.

Capital Stock Increase Approved at General Ordinary Shareholders' Meeting

On September 27, 2006 the Company announced that at an Ordinary Shareholder Meeting held that day, it had approved an increase in the variable portion of the Company's capital stock through which the company expects to receive funds totaling Ps.550 million. Vitro's current shareholders may subscribe shares by exercising their preemptive rights as provided in its corporate by-laws. Shareholders approved that each of the 62,857,143 Vitro new Series "A" nominative ordinary shares with no par value to be issued, representing the capital increase, will be subscribed at a theoretical value of Ps 1.00 plus a subscription premium of Ps.7.75 to be credited to Stockholders' Equity in the Paid-in capital account. As a result, each share will be subscribed at a total value of Ps.8.75. Thus shareholders approved a Ps.62,857,143 increase in the variable portion of the capital stock, which added to the Ps.487,142,858 million resulting from the subscription premium, will result in a total of Ps.550,000,000 which the company expects to obtain from this capital increase. Once shareholders subscribe to and pay for this increase the company's capital stock will total Ps.386,857,143 million.

Vitro Announces Successful Closing of US$110 million Senior Short Term Guaranteed Notes Issued by Vitro Envases Norteamerica, S.A. de C.V.

On August 9, 2006 the Company announced that its subsidiary, Vitro Envases Norteamerica, S.A. de C.V. ("VENA"), Vitro's glass containers division, successfully closed the issuance of US$110 million aggregate principal amount of Senior Short Term Guaranteed Notes ("the Notes").The Notes have a 12-month maturity and a 10 percent interest rate. The net proceeds will be used to prepay the US$105 million Loan Agreement with Credit Suisse at VENA. The market reacted very positively to the offering, which was oversubscribed by 40 percent. This oversubscription, coupled with a lower interest rate than the loan to be prepaid, demonstrates VENA's ability to access the market on more favorable terms.

Flat Glass
(49 percent of LTM Consolidated Sales)

Sales

Flat Glass sales for the quarter remained flat at US$286 million. On a comparable basis, excluding Quimica M which was divested in March 2006, sales rose 2.3 percent YoY.

Domestic sales increased 37.5 percent YoY, mainly as a result of higher automotive and construction-related sales. Construction-related volumes increased 19 percent YoY while the prices continue to reflect stability as they increased 8 percent compared with the second quarter of this year and decreased 2 percent YoY.

Export sales decreased 39.1 percent YoY due to lower Auto Glass Replacement ("AGR") and construction-related sales. The reduction in AGR export sales was driven by a decrease in volume as capacity was used to supply the OEM market, although this effect was partially offset by an improved product mix. The construction-related export sales decreased as the company continued to focus on the Mexican market.

Automotive sales increased 4.4 percent YoY driven by larger volumes due to the success of current platforms.  These platforms resulted in a 15 percent YoY sales increase at the OEM line and continue to compensate for lower export volumes in the AGR market. In addition, AGR domestic sales increased 2 percent YoY.

Sales from foreign subsidiaries continued an upward trend, increasing 6.2 percent YoY to US$160 million from US$151 million. Sales at Vitro America, Vitro's Flat Glass subsidiary in the US, rose 6.1 percent YoY, mainly driven by higher volumes in the construction market. Sales at the Spanish subsidiary increased 17.3 percent YoY driven by incremental monumental contracts coupled with an improved product mix. Sales at Vitro Colombia increased 5.8 percent compared with the same quarter last year.

EBIT & EBITDA

EBIT decreased 12.7 percent YoY to US$13 million from US$15 million, while EBITDA decreased 1.6 percent to US$29 million. During the same period, EBIT and EBITDA margins decreased 0.6 and 0.1 percentage points respectively.

During the quarter, on a comparable basis, excluding Quimica M, Flat Glass EBIT decreased 5.0 percent YoY and EBITDA rose 4.8 percent.

On a YoY comparison, the temporary shutdown of the X-3 furnace and inventory reduction affected the EBIT and EBITDA generation. This effect was partially compensated by higher volumes in Automotive OEM and domestic Construction markets.

Without the effect in the inventory reduction the EBITDA for the quarter is US$31 million and for the 9M'06 is US$87 million. Therefore on a comparable basis, EBITDA grew 12 percent for the quarter and 31 percent for the 9M'06.

Strong EBITDA generation from Vitro America and Vitro Espana which grew YoY 45 and 41 percent respectively also contributed to increase EBITDA on a comparable basis.

Table 7: Flat Glass
Table 7
Flat Glass
(Million)
			YoY%			YoY%	LTM		YoY%
	3Q'06	3Q'05	Change	9M'06	9M'05	Change	2006	2005	Change

Constant Pesos
Consolidated Net sales	3,152	3,269	(3.6)	9,652	9,643	0.1	12,958	12,810	1.2
Net Sales
Domestic Sales	811	625	29.7	2,345	1,883	24.6	3,168	2,685	18.0
Exports	531	886	(40.1)	1,855	2,609	(28.9)	2,632	3,338	(21.2)
Foreign Subsidiaries	1,810	1,758	3.0	5,451	5,151	5.8	7,158	6,787	5.5
EBIT	141	169	(16.5)	266	299	(11.1)	441	556	(20.7)
EBITDA	317	333	(4.8)	779	824	(5.6)	1,116	1,278	(12.6)

EBIT Margin	4.5%	5.2%	-0.7 pp	2.8%	3.1%	-0.3 pp	3.4%	4.3%	-0.9 pp
EBITDA Margin	10.1%	10.2%	-0.1 pp	8.1%	8.5%	-0.4 pp	8.6%	10.0%	-1.4 pp

Nominal Dollars
Consolidated Net sales	286	287	(0.1)	868	836	3.8	1,162	1,105	5.1
Domestic Sales	78	57	37.5	216	166	30.2	292	232	25.4
Export Sales	48	79	(39.1)	168	228	(26.3)	239	289	(17.3)
Foreign Subsidiaries	160	151	6.2	484	443	9.4	632	584	8.1
EBIT	13	15	(12.7)	24	26	(8.7)	39	48	(18.0)
EBITDA	29	29	(1.6)	70	72	(2.2)	100	110	(9.0)

EBIT Margin	4.5%	5.1%	-0.6 pp	2.7%	3.1%	-0.4 pp	3.4%	4.3%	-0.9 pp
EBITDA Margin	10.1%	10.2%	-0.1 pp	8.1%	8.6%	-0.5 pp	8.6%	10.0%	-1.4 pp

Volumes
Flat Glass (Thousands of m2R)(2)	31,362	35,532	(11.7)	98,682	101,716	(3.0)	135,468	139,068	(2.6)

Capacity utilization
Flat Glass furnaces(1)	112%	106%	6 pp
Flat Glass auto	78%	89%	-11 pp

(1) Capacity utilization may sometimes be greater than 100 percent because pulling capacity is calculated based on a certain number of changes in glass color & thickness, determined by historical averages.
(2) m2R = Reduced Squared Meters

Glass Containers

(49 percent of LTM Consolidated Sales)

Sales

Sales increased by 15.8 percent YoY to US$326 million from US$281 million. On a comparable basis, excluding VIPASA, which was acquired in April 2006, sales increased 13 percent YoY.

The main drivers behind the 8.2 percent YoY increase in domestic sales were higher volumes across all segments coupled with an improved price mix in the food and wine & liquor markets.

Export sales grew 13.5 percent YoY due to a strong rise in sales volume at the CFT (Cosmetics, Fragrances & Toiletries) line in the South American and European markets coupled with an improved price mix at the wine & liquor market.

Sales from Glass Container's foreign subsidiaries rose 64.6 percent YoY, reflecting the acquisition of VIPASA.

EBIT and EBITDA

EBIT for the quarter increased 21.8 percent YoY to US$46 million from US$38 million in 3Q'05. EBITDA for the same period rose 18.3 percent to US$75 million from US$63 million.

During the quarter, on a comparable basis, excluding VIPASA, Glass Containers EBIT increased 19.7 percent YoY and EBITDA rose 16.1 percent.

EBITDA growth continued to be driven by higher volumes and improved production efficiencies, related to higher production levels and a strong demand, which more than offset higher maintenance costs associated with the utilization of all furnaces as well as an increase in raw materials and freight costs.

EBITDA from Mexican glass containers operations, VENA's core business representing approximately 81 percent of total EBITDA, rose 14.2 percent YoY.

Table 8: Glass Containers
Table 8
Glass Containers
(Million)
			YoY%			YoY%	LTM		YoY%
	3Q'06	3Q'05	Change	9M'06	9M'05	Change	2006	2005	Change

Constant Pesos
Consolidated Net sales	3,588	3,174	13.0	9,977	8,935	11.7	12,877	11,660	10.4
Net Sales
Domestic Sales	2,076	1,947	6.6	5,810	5,407	7.5	7,553	7,055	7.0
Exports	962	879	9.4	2,882	2,543	13.4	3,665	3,264	12.3
Foreign Subsidiaries	551	348	58.1	1,285	986	30.3	1,658	1,341	23.7
EBIT	506	424	19.4	1,294	998	29.6	1,562	1,148	36.1
EBITDA	825	711	16.1	2,258	1,908	18.4	2,862	2,478	15.5

EBIT Margin	14.1%	13.3%	0.8 pp	13.0%	11.2%	1.8 pp	12.1%	9.8%	2.3 pp
EBITDA Margin	23.0%	22.4%	0.6 pp	22.6%	21.3%	1.3 pp	22.2%	21.2%	1 pp

Nominal Dollars
Consolidated Net sales	326	281	15.8	899	778	15.5	1,160	1,007	15.3
Domestic Sales	188	174	8.2	525	473	11.0	683	610	12.0
Export Sales	87	77	13.5	259	220	17.7	328	281	16.8
Foreign Subsidiaries	50	30	64.6	115	85	35.5	149	115	28.8
EBIT	46	38	21.8	116	87	32.7	140	100	40.4
EBITDA	75	63	18.3	203	167	21.9	258	214	20.3

EBIT Margin	14.1%	13.4%	0.7 pp	12.9%	11.2%	1.7 pp	12.1%	9.9%	2.2 pp
EBITDA Margin	23.0%	22.5%	0.5 pp	22.6%	21.4%	1.2 pp	22.2%	21.3%	0.9 pp

Glass Containers
Domestic (Millions of Units)	1,311	1,214	8.0	3,656	3,313	10.4	4,723	4,352	8.5
Exports (Millions of Units)	340	313	8.7	1,005	920	9.2	1,305	1,190	9.7
Total	1,651	1,527	8.1	4,661	4,233	10.1	6,028	5,542	8.8

Capacity utilization (furnaces)	98%	94%	4 pp
Capacity utilization (production lines)	95%	90%	5 pp

Alcali (Thousands Tons sold)*	155	150	3.4	474	441	7.4	-	-	--

* Includes sodium carbonate, sodium bicarbonate, sodium chlorine, calcium chlorine

VITRO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS, (MILLION)

	Third Quarter						January - September						LTM
INCOME STATEMENT	Constant Pesos			Nominal Dollars			Constant Pesos			Nominal Dollars			Constant Pesos			Nominal Dollars
	2006	2005	% Var.	2006	2005	% Var.	2006	2005	% Var.	2006	2005	% Var.	2006	2005	% Var.	2006	2005	% Var.
Consolidated Net Sales	6,839	6,529	4.7	621	576	7.9	19,916	18,966	5.0	1,793	1,648	8.8	26,224	25,083	4.5	2,357	2,164	8.9
Cost of Sales	4,916	4,653	5.7	446	410	8.8	14,528	13,767	5.5	1,308	1,196	9.4	19,016	18,193	4.5	1,710	1,570	8.9
Gross Income	1,923	1,876	2.5	175	165	5.6	5,388	5,198	3.7	484	452	7.2	7,208	6,889	4.6	647	595	8.9
SG&A Expenses	1,296	1,292	0.3	118	114	3.4	3,884	3,929	(1.1)	349	341	2.6	5,235	5,331	(1.8)	470	459	2.5
Operating Income	626	583	7.4	57	52	10.2	1,505	1,270	18.5	135	111	21.4	1,973	1,558	26.6	177	136	30.5

Interest Expense	452	432	4.6	41	39	6.5	1,339	1,406		121	122	(1.0)	1,824	1,865	(2.2)	165	160	2.9
Interest Income	(38)	(6)	548.7	(3)	(1)	587.3	(90)	(104)	(13.3)	(8)	(9)	(8.0)	(149)	(142)	5.4	(14)	(12)	13.0
Other Financial Expenses (net)	206	67	206.4	19	6	213.0	686	326	110.8	62	28	121.1	881	459	92.1	80	39	104.0
Exchange Loss (Gain)	(204)	64	--	(18)	5	--	316	(248)	--	27	(22)	--	168	(402)	--	14	(35)	--
Gain from Monet. Position	(169)	(131)	28.3	(15)	(12)	30.4	(287)	(278)	3.1	(26)	(24)	8.6	(440)	(524)	(16.0)	(40)	(45)	(9.7)
Total Financing Cost	248	425	(41.8)	23	38	(40.1)	1,964	1,101	78.3	176	95	85.1	2,284	1,255	81.9	205	108	90.8
Other Expenses (Income), net	33	60	(45.8)	3	5	(36.3)	55	455	(88.0)	5	39	(87.4)	23	796	(97.1)	2	68	(97.5)
Inc. (loss) bef. Tax & PSW	346	98	254.3	31	9	237.0	(513)	(287)	(79.0)	(46)	(23)	(98.7)	(335)	(493)	(32.1)	(30)	(40)	24.4
Income Tax and PSW	243	84	189.2	22	8	194.3	383	(440)	--	35	(39)	--	380	(602)	--	34	(52)	--
Net Inc. (loss) Cont. Opns.	103	14	657.4	9	2	414.2	(896)	153	--	(81)	15	--	(715)	108	--	(65)	12	--
Income (loss)of Discont. Oper.	-	(16)	--	0	(1)	--	(29)	(16)	--	(2)	(1)	--	(10)	60	--	(1)	5	--
Income on disposal of discontinued operations	48	-	--	4	-	--	515	-	--	45	-	--	515	-	--	45	-	--
Extraordinary Items, Net	-	(114)	--	-	(10)	--	-	(114)	--	-	(10)	--	(7)	(114)	(94.2)	(1)	(10)	(94.0)
Net Income (Loss)	151	(116)	--	14	(10)	--	(410)	24	--	(39)	4	--	(216)	54	--	(21)	7	--
Net Income (loss) of Maj. Int.	140	(73)	--	13	(6)	--	(348)	(134)	(160.6)	(33)	(10)	(221.4)	(163)	(223)	(26.9)	(16)	(17)	6.9
Net Income (loss) of Min. Int.	12	(43)	--	1	(4)	--	(62)	157	--	(6)	14	--	(54)	277	--	(5)	24	--

VITRO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, (Million)

	Constant Pesos			Nominal Dollars
BALANCE SHEET	2006	2005	% Var.	2006	2005	% Var.	FINANCIAL INDICATORS	3Q'06	3Q'05
Cash & Cash Equivalents	778	2,106	(63.0)	71	187	(62.1)	Debt/EBITDA (LTM, times)	3.3	4.3
Trade Receivables	1,545	1,277	21.0	141	111	26.1	EBITDA/ Total Net Fin. Exp. (LTM, times)	1.6	1.7
Inventories	3,640	4,057	(10.3)	331	357	(7.4)	Debt / (Debt + Equity) (times)	0.6	0.7
Other Current Assets	2,187	2,524	(13.4)	199	224	(11.2)	Debt/Equity (times)	1.7	1.9
Current Assets from Disc. Operations	-	1,023	--	-	91	--	Total Liab./Stockh. Equity (times)	2.5	2.9
Total Current Assets	8,150	10,986	(25.8)	741	971	(23.7)	Curr. Assets/Curr. Liab. (times)	0.8	1.2
							Sales/Assets (times)	-	-
Prop., Plant & Equipment	16,353	17,339	(5.7)	1,488	1,540	(3.4)	EPS (Ps$) *	0.47	(0.25)
Deferred Assets	1,487	1,946	(23.6)	135	170	(20.4)	EPADR (US$) *	0.13	(0.06)
LT Assets from Disc. Operations	-	1,423	--	-	127	--
Other Long-Term Assets	1,168	1,306	(10.5)	106	116	(8.3)	* Based on the weighted average shares outstanding.
Total Assets	27,159	32,999	(17.7)	2,470	2,924	(15.5)	OTHER DATA
							# Shares Issued (thousands)	324,000	324,000
Short-Term & Curr. Debt	5,406	3,413	58.4	492	302	62.7
Trade Payables	1,946	1,975	(1.5)	177	174	1.7	# Average Shares Outstanding
Other Current Liabilities	2,434	2,969	(18.0)	221	263	(15.7)	(thousands)	295,728	295,728
Current Liabilities from Disc. Operations	-	625	--	-	56	--
Total Curr. Liab.	9,787	8,982	9.0	890	795	12.0
Long-Term Debt	7,881	12,771	(38.3)	717	1,138	(37.0)	# Employees	22,468	21,673
Other LT Liabilities	1,783	1,511	18.0	162	134	21.3
LT Liabilities from Disc. Operations	-	1,182	--	-	105	--
Total Liabilities	19,450	24,445	(20.4)	1,769	2,172	(18.5)

Majority interest	5,279	5,551	(4.9)	480	489	(1.8)
Minority Interest	2,430	3,003	(19.1)	221	263	(16.0)
Total Shar. Equity	7,709	8,554	(9.9)	701	752	(6.8)

VITRO, S.A. DE C.V. AND SUBSIDIARIES
SEGMENTED INFORMATION
FOR THE PERIODS, (MILLION)

	Third Quarter						January - September						Last Twelve Months
	Constant Pesos			Nominal Dollars			Constant Pesos			Nominal Dollars			Constant Pesos			Nominal Dollars
	2006	2005	%	2006	2005	%	2006	2005	%	2006	2005	%	2006	2005	%	2006	2005	%
FLAT GLASS
Net Sales	3,152	3,270	-3.6%	286	287	-0.1%	9,652	9,646	0.1%	868	836	3.8%	12,958	12,812	1.1%	1,162	1,105	5.1%
Interd. Sales	(0)	1	--	(0)	0	--	0	2	-83.7%	0	0	-83.3%	0	2	-82.3%	0	0	-81.8%
Con. Net Sales	3,152	3,269	-3.6%	286	287	-0.1%	9,652	9,643	0.1%	868	836	3.8%	12,958	12,810	1.2%	1,162	1,105	5.1%
Expts.	531	886	-40.1%	48	79	-39.1%	1,855	2,609	-28.9%	168	228	-26.3%	2,632	3,338	-21.2%	239	289	-17.3%
EBIT	141	169	-16.5%	13	15	-12.7%	266	299	-11.1%	24	26	-8.7%	441	556	-20.7%	39	48	-18.0%
Margin (1)	4.5%	5.2%		4.5%	5.1%		2.8%	3.1%		2.7%	3.1%		3.4%	4.3%		3.4%	4.3%
EBITDA	317	333	-4.8%	29	29	-1.6%	779	824	-5.6%	70	72	-2.2%	1,116	1,278	-12.6%	100	110	-9.0%
Margin (1)	10.1%	10.2%		10.1%	10.2%		8.1%	8.5%		8.1%	8.6%		8.6%	10.0%		8.6%	10.0%

Flat Glass Volumes (Thousand m2B)(3)
Const + Auto				31,362	35,532	-11.7%				98,682	101,716	-3.0%				135,468	139,068	-2.6%

GLASS CONTAINERS
Net Sales	3,605	3,204	12.5%	327	284	15.2%	10,040	9,043	11.0%	904	787	14.9%	12,964	11,822	9.7%	1,168	1,020	14.5%
Interd. Sales	17	30	-43.8%	2	3	-42.6%	63	108	-41.8%	6	9	-39.4%	87	162	-46.2%	8	14	-43.2%
Con. Net Sales	3,588	3,174	13.0%	326	281	15.8%	9,977	8,935	11.7%	899	778	15.5%	12,877	11,660	10.4%	1,160	1,007	15.3%
Expts.	962	879	9.4%	87	77	13.5%	2,882	2,543	13.4%	259	220	17.7%	3,665	3,264	12.3%	328	281	16.8%
EBIT	506	424	19.4%	46	38	21.8%	1,294	998	29.6%	116	87	32.7%	1,562	1,148	36.1%	140	100	40.4%
Margin (1)	14.1%	13.3%		14.1%	13.4%		13.0%	11.2%		12.9%	11.2%		12.1%	9.8%		12.1%	9.9%
EBITDA	825	711	16.1%	75	63	18.3%	2,258	1,908	18.4%	203	167	21.9%	2,862	2,478	15.5%	258	214	20.3%
Margin (1)	23.0%	22.4%		23.0%	22.5%		22.6%	21.3%		22.6%	21.4%		22.2%	21.2%		22.2%	21.3%

Glass containers volumes (MM Pieces)
Domestic				1,311	1,214	8.0%				3,656	3,313	10.4%				4,723	4,352	8.5%
Exports				340	313	8.7%				1,005	920	9.2%				1,305	1,190	9.7%
Total:Dom.+Exp.				1,651	1,527	8.1%				4,661	4,233	10.1%				6,028	5,542	8.8%

Soda Ash (Thousand Tons)				155	150	3.4%				474	441	7.4%

CONSOLIDATED (2)
Net Sales	6,856	6,561	4.5%	623	579	7.6%	19,982	19,087	4.7%	1,799	1,658	8.5%	26,315	25,268	4.1%	2,365	2,180	8.5%
Interd. Sales	17	32	-47.3%	2	3	-46.2%	66	121	-45.7%	6	10	-43.4%	91	186	-50.8%	8	16	-48.0%
Con. Net Sales	6,839	6,529	4.7%	621	576	7.9%	19,916	18,966	5.0%	1,793	1,648	8.8%	26,224	25,083	4.5%	2,357	2,164	8.9%
Expts.	1,493	1,765	-15.4%	135	156	-13.2%	4,738	5,152	-8.0%	427	448	-4.7%	6,297	6,612	-4.8%	567	571	-0.6%
EBIT	626	583	7.4%	57	52	10.2%	1,505	1,270	18.5%	135	111	21.4%	1,973	1,558	26.6%	177	136	30.5%
Margin (1)	9.2%	8.9%		9.2%	9.0%		7.6%	6.7%		7.5%	6.7%		7.5%	6.2%		7.5%	6.3%
EBITDA	1,154	1,068	8.1%	105	95	10.6%	3,078	2,813	9.4%	277	245	12.9%	4,086	3,769	8.4%	368	326	12.9%
Margin (1)	16.9%	16.4%		16.9%	16.5%		15.5%	14.8%		15.5%	14.9%		15.6%	15.0%		15.6%	15.1%
(1) EBIT and EBITDA Margins consider Consolidated Net Sales.
(2) Includes corporate companies and other's sales and EBIT.
(3) m2B = Reduced Squared Meters

Annexes

CONSOLIDATED AND COMBINED OF VENA AND SUBSIDIARIES, VITRO PACKAGING AND COMEGUA AND SUBSIDIARIES
Cash Flow from Operations Analysis(1)
(Million)
			YoY%			YoY%	LTM		YoY%
	3Q'06	3Q'05	Change	9M'06	9M'05	Change	2006	2005 (4)	Change

Nominal Dollars
EBITDA	75	63	18.3	203	166	21.9	257	214	20.3
Net Interest Expense(2)	(42)	(31)	35.8	(86)	(70)	22.2	(101)	(72)	40.8
Capex	(19)	(9)	106.5	(50)	(31)	60.2	(71)	(67)	6.2
Working Capital(3)	(8)	9	--	(41)	4	--	(29)	(20)	41.6
Dividends	-	-	--	(1)	(2)	(27.8)	(1)	(2)	(27.8)
Cash Taxes paid	(28)	(4)		(119)	(10)	1,071.7	(124)	6	--
Net Free Cash Flow	(21)	28	--	(94)	57	--	(69)	59	--
(1) This statement is a Cash Flow statement and it does not represent a Statement of Changes in Financial Position according with Mexican GAAP
(2) Includes other financial expenses and products.
(3) Includes; Clients, Inventories, suppliers, other current assets and liabilities and IVA (Value Added Tax) and ISCAS taxes (Salary Special Tax)
(4) Vitro Packaging and Empresas Comegua and Subsidiaries were acquired by VENA on July 2004.

VITRO ENVASES NORTEAMERICA, S.A. DE C.V., VITRO PACKAGING AND EMPRESAS COMEGUA AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS, (MILLION)

	Third Quarter						January - September							LTM
INCOME STATEMENT	Constant Pesos			Nominal Dollars			Constant Pesos			Nominal Dollars			Constant Pesos			Nominal Dollars
	2006	2005	% Var.	2006	2005	% Var.	2006	2005	% Var.	2006	2005	% Var.	2006	2005*	% Var.	2006	2005*	% Var.
Consolidated Net Sales	3,598	3,201	12.4	327	284	15.1	10,010	9,018	11.0	902	785	14.9	12,916	11,769	9.7	1,164	1,016	14.6
Cost of Sales	2,596	2,343	10.8	236	208	13.5	7,354	6,782	8.4	663	590	12.4	9,515	8,950	6.3	858	772	11.1
Gross Income	1,002	858	16.8	91	76	19.5	2,656	2,236	18.8	239	195	22.5	3,401	2,820	20.6	306	244	25.5
SG&A Expenses	497	435	14.3	45	39	17.2	1,366	1,241	10.1	123	108	14.1	1,844	1,677	10.0	166	145	15.0
Operating Income	505	423	19.5	46	38	21.8	1,290	994	29.7	116	87	32.8	1,557	1,143	36.3	140	99	40.7

Interest Expense	225	171	31.2	20	15	33.2	630	541	16.4	57	47	21.0	865	702	23.2	78	61	29.4
Interest Income	(23)	(19)		(2)	(2)		(81)	(49)		(7)	(4)	71.8	(111)	(65)	72.1	(10)	(6)	78.6
Other Financial Expenses	170	(5)	--	15	(0)	--	510	169	201.7	46	15	217.9	595	220	170.4	54	19	187.1
Exchange Loss (Gain)	(104)	31	--	(9)	3	--	135	(126)	--	12	(11)	--	80	(195)	--	7	(17)	--
Gain from Monet. Position	(68)	(56)	21.1	(6)	(5)	23.3	(135)	(124)	8.1	(12)	(11)	13.4	(207)	(222)	(6.9)	(19)	(19)	(0.4)
Total Financing Cost	201	122	65.0	18	11	69.8	1,060	411	157.6	95	35	169.6	1,221	440	177.7	110	38	193.0
Other Expenses (Income), net	1	19	(97.0)	-	2	(96.9)	(64)	41	--	(5)	4	--	(40)	95	--	(3)	8	--
Inc. (loss) bef. Tax & PSW	304	282	7.8	28	25	9.4	295	542	(45.5)	26	48	(46.4)	376	608	(38.1)	33	54	(38.8)
Income Tax and PSW	137	57	141.8	12	5	144.9	164	(23)	--	15	(2)	--	219	(20)	--	20	(2)	--
Net Inc. (loss) Cont. Opns.	166	225	(26.0)	15	20	(24.9)	131	565	(76.9)	11	50	(77.8)	158	628	(74.9)	13	55	(76.1)
(Loss) on disposal of discontinued operations	-	-		-	-		-	0	--	-	0	--	-	0	--	-	0	--
Income (loss)of Discont. Oper.	-	0	--	-	-	--	-	0	--	-	-	--	(0)	0	--	(0)	0	--
Extraordinary Items, Net	-	(121)		-	(11)		-	(121)		-	(11)		-	(121)		-	(11)
Net Income (Loss)	166	103	61.0	15	9	63.2	131	443	(70.5)	11	39	(71.7)	158	507	(68.9)	13	45	(70.3)

EBITDA	824	710	16.2	75	63	18.3	2,255	1,904	18.4	203	166	21.9	2,857	2,475	15.5	257	214	20.3

VITRO ENVASES DE NORTEAMERICA, S.A. DE C.V., VITRO PACKAGING AND EMPRESAS COMEGUA AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, (Million)

	Constant Pesos			Nominal Dollars
BALANCE SHEET	2006	2005	% Var.	2006	2005	% Var.	FINANCIAL INDICATORS	3Q'06	3Q'05
Cash & Cash Equivalents	443	1,580	(72.0)	40	141	(71.4)	Debt/EBITDA (LTM, times)	2.4	2.8
Trade Receivables	1,107	811	36.4	101	72	40.5	EBITDA/ Total Net Fin. Exp. (LTM, times)	2.1	2.9
Inventories	1,700	1,582	7.5	155	140	10.5	Debt/Equity (times)	1.8	1.9
Notes receivable from affiliates	683	515	32.6	62	46	35.2	Total Liab./Stockh. Equity (times)	2.7	2.9
Other Current Assets	1,562	961	62.5	142	87	64.0	Curr. Assets/Curr. Liab. (times)	1.1	1.5
Total Current Assets	5,495	5,450	0.8	500	485	3.1

Prop., Plant & Equipment	7,817	8,343	(6.3)	711	742	(4.1)
Deferred Assets	544	707	(23.1)	49	63	(21.5)
Other Long-Term Assets	109	64	70.5	10	6	75.2
Total Assets	13,965	14,564	(4.1)	1,270	1,295	(1.9)

Short-Term & Curr. Debt	2,199	811	171.2	200	72	177.3
Notes payable to affiliates	4	-	--	0	-	--
Trade Payables	1,080	910	18.7	98	81	21.3
Other Current Liabilities	1,638	1,895	(13.5)	149	169	(11.6)
Total Curr. Liab.	4,921	3,615	36.1	448	322	39.2
Long-Term Debt	4,605	5,678	(18.9)	419	506	(17.2)
Long-Term notes payable to affiliates	(0)	392		(0)	35
Other LT Liabilities	647	1,136	(43.0)	59	101	(41.7)
Total Liabilities	10,173	10,821	(6.0)	925	964	(4.0)

Majority interest	3,038	2,971	2.2	276	264	4.8
Minority Interest	754	772	(2.3)	69	68	1.4
Total Shar. Equity	3,791	3,743	1.3	345	331	4.1

Vitro Envases Norteamerica and Subsidiaries, Vitro Packaging, Inc. and Empresas Comegua and Subsidiaries
CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
(Million of constant Mexican pesos as of September 30,2006)

	FOR THE NINE MONTHS PERIOD
	ENDED September 30
	2006	2005
OPERATING ACTIVITIES:
Net Income (loss) from continuing operations	131	565
Items that did not require (generate) resources:
Depreciation and amortization	847	827
Amortization of debt issue costs	69	83
Provision for seniority premium and pension	118	82
Write-off and loss on sale of fixed assets	(83)	(0)
Market value of derivatives	127	(0)
Extraordinary items	0	(121)
Deferred income tax and workers profit sharing	(525)	(521)
	683	915
Decrease (Increase) in trade receivables	(273)	99
Decrease (Increase) in inventories	(88)	74
Increase (Decrease) in trade payables	209	37
Change in other current assets and liabilities, net	(1,317)	18
Employee retirement obligations	(108)	(93)
Resources generated from continued operations	(894)	1,050
Resources generated from operations	(894)	1,050
FINANCING ACTIVITIES:
Bank loans	782	1,509
Notes payable to affiliates	2	(329)
Payment of dividends	(13)	(18)
Resources used in financing activities	772	1,162
INVESTING ACTIVITIES:
Investment in land and buildings, machinery and equipment, and construction in progress	(519)	(358)
Sale of fixed assets	369	0
Investment in deferred charges	(20)	(135)
Notes receivable from affiliates	(8)	(493)
Long term receivables	(14)	(3)
Investment in subsidiaries	(206)	-
Resources used in investing activities	(399)	(988)
Decrease in cash and cash equivalents	(521)	1,224
Balance at the beginning of year	964	356
Balance at the end of the period	443	1,580

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A. DE C.V.

By    /s/ Claudio L. Del Valle Cabello
Name: Claudio L. Del Valle Cabello
Title: Attorney in Fact

Date: October 25, 2006